Simpson Thacher & Bartlett LLP
2475 Hanover Street Palo Alto, CA 94304
Telephone: +1-650-251-5000 Facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110		E-mail Address wbrentani@stblaw.com June 30, 2023
Claire Erlanger
Stephany Yang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Snap One Holdings Corp. – Form 10-K for the Fiscal Year Ended December 30, 2022 (File No. 001-40683)

Ladies and Gentlemen:

This letter is being submitted on behalf Snap One Holdings Corp. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 30, 2022 filed on March 15, 2023 (the “Form 10-K”) as set forth in your letter dated June 26, 2023. To assist your review, we have retyped the text of the Staff’s comment in italics below.

Form 10-K for the Year Ended December 30, 2022
Exhibits 31.1 and 31.2 Section 302 Certifications, page 1
1.    We note that your Section 302 Certifications do not include paragraph 4(b) or the introductory language in paragraph 4 referring to internal control over financial reporting. Paragraph 4(b) should state that you have “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” In light of the fact that this is the second Form 10-K you have filed since your IPO, it appears that this disclosure is required. Please amend your Form 10-K and Form 10-Q for the quarter ended March 31, 2023, to include revised certifications with this additional disclosure. Your amended filings should include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 Certifications. See Item 601(b)(31) of Regulation S-K and Question 246.13 of the SEC Staff’s Regulation S-K Compliance & Disclosure Interpretations.

We respectfully advise the Staff that the Company has filed an amendment to its Annual Report on Form 10-K for the year ended December 30, 2022 and an amendment to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 that include revised certifications that include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting as set forth in Item 601(b)(31) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani
cc:	John Heyman, Chief Executive Officer, JD Ellis, Chief Legal Officer Snap One Holdings Corp.